Medtronic plc
20 On Hatch
Lower Hatch Street
Dublin, Ireland
www.medtronic.com
November 14, 2016

Via EDGAR Correspondence

Mr. Martin James
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 3030
Washington, DC 20549

Re:    Medtronic plc
Form 10-K for the Fiscal Year Ended April 29, 2016
Filed June 28, 2016
Form 8-K dated August 25, 2016
Filed August 25, 2016
File No. 001-36820

Dear Mr. James:

Please find below Medtronic plc’s (“Medtronic” or the “Company”) response to your comment as noted in your letter to the Company dated October 31, 2016. For ease of review, we have included the comment from your letter in italics and included our response in bold font below the comment.

Form 8-K Filed August 25, 2016

We note your response to comment 3. While you do not describe your restructuring charges as non-recurring or in other terms that mischaracterize the frequency of these charges we note that you have incurred restructuring charges in each of the last three years. Please explain to us in detail your restructuring plans for each of the last three years and explain to us why these are not normal, recurring, cash operating expenses necessary to operate your business.

Medtronic Response:

As a point of clarification, we believe the Staff intends to refer to comment 4 from the September 22, 2016 letter. As indicated in our October 6, 2016 response, we do not view restructuring charges as normal, recurring cash operating expenses necessary to the operation of our business. We incur restructuring charges in connection with our cost-reduction and productivity initiatives or with acquisitions when we implement plans to restructure and integrate the acquired operations. During the last three fiscal years, our restructuring charges consisted of the following:

•	Restructuring Charges Incurred in the First Quarter of Fiscal Year 2014 through the First Quarter of Fiscal Year 2015:
During fiscal year 2014, net restructuring charges for Medtronic, Inc. (our predecessor registrant) were $88 million.
In the first quarter of fiscal year 2014, Medtronic, Inc. recognized restructuring charges primarily related to distributor and agent contract termination costs associated with a shift in selling strategy to sell directly to the consumer in Latin America. The restructuring charges also included remaining lease payments related to office optimization efforts associated with the first phase of a strategic shift in Europe to reduce back-office support functions, which was part of the “Fit for Growth” initiative designed to scale back infrastructure in slower growing regions of the business.
In the fourth quarter of fiscal year 2014, Medtronic, Inc. recognized restructuring charges related primarily to employee termination costs and asset write-downs as a result of the second phase of the “Fit for Growth” initiative and non-cash fixed asset and inventory impairment costs associated with discontinued product lines.
In the first quarter of fiscal year 2015, we recognized net restructuring charges of $30 million, which consisted primarily of distributor and agent contract termination costs associated with a shift in selling strategy to sell directly to the consumer in Europe.

•	Restructuring Charges Incurred in theFourth Quarter of Fiscal Year 2015 through the First Quarter of Fiscal Year 2017:
During the fourth quarter of fiscal year 2015, the Company completed the acquisition (Acquisition) of Covidien plc (Covidien) in a cash and stock transaction valued at approximately $50 billion. In connection with the transaction, Medtronic, Inc. and Covidien were combined under and became subsidiaries of Medtronic plc.
We began our restructuring program related to the Acquisition, the “Cost Synergies” initiative, in the fourth quarter of fiscal year 2015. In the fourth quarter of fiscal year 2015, throughout fiscal year 2016, and in the first quarter of fiscal year 2017, the Company recognized net restructuring charges of $222 million, $299 million, and $104 million, respectively.
The “Cost Synergies” initiative includes restructuring charges related to the integration of Covidien, including costs associated with duplicate facilities, manufacturing and supply chain infrastructure efficiencies, certain program cancellations and general and administrative redundancies, multiple distributors in the same region, and a shift in selling strategy to sell directly to the consumer, as opposed to utilizing external distributors within our sales process. Restructuring charges primarily related to employee termination costs and costs related to manufacturing/building site closures.
We are in the business of providing medical technology, services and solutions to further the provision of healthcare across the world. Our restructuring expenses relate to ancillary cost-reduction and productivity initiatives, such as severance charges arising from the reduction of excess overhead, which are not considered normal to operate our business. The restructuring programs described above affect comparability of our operational results. The expenses do not reflect investments in our current operations and are not indicative of performance by our current operations, which are the focus of both management and the investing community when evaluating our performance. Restructuring charges are not necessary to operate the business and are not necessary to generate revenue. Additionally, the restructuring charges included in our non-GAAP adjustments are expenses incurred by the Company with no related benefit to the Company’s current operations. As such, including restructuring charges in the determination of operating margins would result in providing confusing information to the users of the financial statements about a particular period’s operating performance.

Moreover, the nature, frequency and magnitude of restructuring charges do not recur predictably from period to period because our restructuring programs may be impacted by acquisition activity. This is illustrated by the variation in the level of restructuring costs from fiscal year 2014 to the two years immediately following the Acquisition, and by the fact that our restructuring expenses in fiscal years 2015 and 2016 primarily derived from the Acquisition. The Acquisition was a significant transaction for the Company.

In light of the foregoing factors, our management uses financial measures that exclude restructuring charges to facilitate reviews of operational performance and as a basis for strategic planning, and management believes that such measures allow investors to supplement their understanding of our short-term and long-term financial trends. We do not believe that it is misleading to exclude the impact of restructuring charges from clearly-labeled non-GAAP financial measures, because our restructuring charges are not normal, recurring operating expenses necessary to the operation of the business. The adjusted figures are expected and requested by our investors in order to quantify the impact of our restructuring programs and facilitate their review and understanding of the results of our operations.

If you have any questions regarding these matters, please contact me at (763) 505-3070.

Sincerely,

/s/ Karen L. Parkhill

Karen L. Parkhill
Executive Vice President and
Chief Financial Officer

cc:    Bradley E. Lerman
Senior Vice President, General
Counsel and Corporate Secretary

Martha Ha
Assistant Corporate Secretary